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                                                      SEC FILE NUMBER
                                                        811 - 05506
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                                                        CUSIP NUMBER
                                                          830977
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):  [_] Form 10-K   [_] Form 20-F   [_] Form 11-K   [_] Form 10-Q
              [_] Form 10-D   [X] Form N-SAR   [_] Form N-CSR

              For Period Ended: November 30, 2011

              [_] Transition Report on Form 10-K
              [_] Transition Report on Form 20-F
              [_] Transition Report on Form 11-K
              [_] Transition Report on Form 10-Q
              [_] Transition Report on Form N-SAR

              For the Transition Period Ended:

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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                       PART I -- REGISTRANT INFORMATION

                College and University Facility Loan Trust Two
                            Full Name of Registrant

                           Former Name if Applicable

              c/o US Bank National Association One Federal Street
           Address of Principal Executive Office (Street and Number)

                               Boston, MA 02111
                           City, State and Zip Code

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                      PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                             PART III -- NARRATIVE

The Registrant is organized as a Massachusetts business trust for which US Bank National Association currently serves as Owner Trustee. For information relating to the activities and assets of the Trust, the Owner Trustee, pursuant to the governing Declaration of Trust and related agreements, relies on specified service providers, whose information for the Trust's fiscal period ended November 30, 2011, has not yet been confirmed to the Owner Trustee so as to permit the execution and filing the Registrant's Form N-SAR and related certification. The Registrant expects to file a complete Report on Form N-SAR within the time period permitted pursuant to this Notification of Form 12b-25.

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                         PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Laura S. Cawley              617                 603 6452
             (Name)               (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [_]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [_] No [X]

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                College and University Facility Loan Trust Two
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     BY:  US Bank National Association, not in
                                          its individual capacity, but solely
                                          as Owner Trustee under a Declaration
                                          of Trust dated March 11, 1988 and
                                          Amended and restated on May 12, 1988,
                                          and December 4, 1989.

Date  January 27, 2012                By  /s/ Laura S. Cawley, Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

6. Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File ((S)232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T ((S)232.201 and (S)232.202 of this chapter).

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